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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 GRIST MILL CO.
                           (Name of Subject Company)

                                 GRIST MILL CO.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     (AND ASSOCIATED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   398629204
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                GLEN S. BOLANDER
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                 GRIST MILL CO.
                               21340 HAYES AVENUE
                        LAKEVILLE, MINNESOTA 55044-0430
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                With a copy to:

                            CHARLES H. PERLMAN, ESQ.
                BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG
                       333 WEST WACKER DRIVE, SUITE 2700
                            CHICAGO, ILLINOIS 60606
                                 (312) 984-3100

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     This Amendment No. 1 amends and supplements the Schedule 14D-9 (the
"Schedule 14D-9") filed by Grist Mill Co., a Delaware corporation (the "Company"), relating to the tender offer by IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), to purchase all outstanding Shares at a purchase price of $14.50 per Share, net to the Seller in cash. All capitalized terms contained herein and not otherwise defined shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) The penultimate paragraph under the heading "Background of the Transaction" of Item 4 of the Schedule 14D-9 is hereby amended in its entirety to read as follows:

     In reaching the determination and recommendation described above, the Board of Directors considered a number of factors, each of which supported the Board's determination and recommendation, including, among other things, the following:

          (i) Information regarding the Company's business, its current financial condition and results of operations and its future prospects. To that end, the Board considered that the Company's revenues had not increased substantially during the course of fiscal year 1998. The Board also considered the decline in the Company's contract sales since fiscal year 1996, which decline management anticipated would total $9.5 million for fiscal year 1998, representing a 44% decline from fiscal year 1997, and would offset anticipated fiscal year 1998 growth in the Company's core grocery business of 8% from fiscal year 1997.

          (ii) The projected financial results, prospects and strategic objectives of the Company, as well as the risks involved in achieving those results, prospects and objectives. In addition to the estimates with respect to the Company's net sales and net earnings for fiscal year 1998 discussed below under "Information Provided to IHF," the directors specifically reviewed the financial analysis of discounted cash flow and the other financial analyses provided by ABN AMRO in the ABN AMRO Opinion as discussed below under "ABN AMRO Opinion."

          (iii) The fact that the $14.50 per share price to be received by the Company's stockholders in both the Offer and the Merger represents a substantial premium of 24% over the closing market price of $11.6875 on March 9, 1998, the last full trading day prior to the Board's approval of the transaction, and substantial premiums of 26% and 46.8% over the closing market price of $11.50 and $9.875, respectively, for March 2, 1998, the date that was one week prior to the Board's approval of the transaction, and February 9, 1998, the date that was one month prior to the Board's approval of the transaction. In addition, the Board considered that such $14.50 per share price would be payable in cash, thus eliminating any uncertainties involving the consideration to be received by the Company's stockholders.

          (iv) That while the Company is prohibited from soliciting or encouraging Acquisition Proposals, following the receipt of an unsolicited written bona fide Acquisition Proposal, the Company may provide information concerning the Company to, or enter into discussions or negotiations with, the person or entity that made such Acquisition Proposal if the Board of Directors of the Company, after consultation with its legal counsel, determines in good faith that such actions are advisable for the Board to act in the best interest of the Company and its stockholders. Thus, under certain circumstances the Company would be able to pursue, although not solicit, an Acquisition Proposal which might lead to a better offer for the acquisition of the Company.

          (v) The favorable timing of a sales transaction in light of the equity markets being at an all-time high.

          (vi) The Board's view, after consultation with management and ABN AMRO, regarding the likelihood of the existence of other buyers on terms as favorable as those in the Offer and the Merger. Specifically, the Board considered, among other things, two previous expressions of interest in acquiring the Company. See "Previous Interest in Acquisition of the Company."

          (vii) The presentation made to the Company's Board of Directors by a representative of ABN AMRO and the opinion of ABN AMRO that the $14.50 per share price to be received by the stockholders of the Company pursuant to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is fair to such stockholders from a financial point of view. See "ABN AMRO Opinion" below.

          (viii) The availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares.

          (ix) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof, including provisions of the Merger Agreement allowing the Company to terminate the Merger Agreement under certain circumstances to enter into an agreement relating to an Acquisition Proposal, the amount of the fee and expense reimbursement payable by the Company in connection with any such termination and the conditions to the consummation of the Offer and the Merger contained in the Merger Agreement.

          (x) The likelihood that the proposed acquisition would be consummated, including the likelihood of obtaining the regulatory approvals required pursuant to the Merger Agreement, and satisfying the other conditions to the Offer and the Merger contained in the Merger Agreement, the experience, reputation and financial condition of IHF and the risks to the Company if the acquisition were not consummated.

          (xi) The Board's view as to the means by which the value of the consideration received by stockholders of the Company in any transaction would be maximized.

     (b) Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information at the end thereof:

Financial Information Provided to IHF

     THE COMPANY DOES NOT AS A MATTER OF COURSE MAKE PUBLIC FORECASTS AS TO ITS FUTURE ECONOMIC PERFORMANCE. THE PROJECTIONS DISCUSSED BELOW (THE "PROJECTIONS") WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION REGARDING PROJECTIONS, NOR WERE THEY PREPARED IN ACCORDANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS FOR PREPARATION AND PRESENTATION OF FINANCIAL PROJECTIONS. THE PROJECTIONS DO NOT PURPORT TO PRESENT OPERATIONS OF THE COMPANY IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND HAVE NOT BEEN AUDITED, COMPILED OR OTHERWISE EXAMINED BY INDEPENDENT ACCOUNTANTS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PROJECTIONS. THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY MANAGEMENT OF THE COMPANY, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL PROVE TO BE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS.

     IN LIGHT OF THE UNCERTAINTIES DESCRIBED ABOVE AND THE UNCERTAINTIES INHERENT IN PROJECTIONS OF ANY KIND, THE INCLUSION OF THE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT ANY OF PURCHASER, PARENT, IHF, THE COMPANY OR THEIR RESPECTIVE FINANCIAL ADVISORS CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE PROJECTIONS SHOULD NOT BE RELIED UPON AS SUCH. NONE OF PURCHASER, PARENT, IHF, THE COMPANY OR ANY OF THEIR FINANCIAL ADVISORS HAS MADE, OR MAKES, ANY REPRESENTATION TO ANY PERSON REGARDING THE INFORMATION CONTAINED IN THE PROJECTIONS AND NONE OF THEM INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR.

     In connection with IHF's due diligence investigation of the Company, the Company provided IHF in January 1998 with estimates of net sales and net earnings for the fiscal year ending May 31, 1998 of

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$106.2 million and $5.4 million, respectively. Certain of the key factors and assumptions considered by the Company's management in preparing such estimates were as follows:

          (i) Actual results for the six month period ending November 28, 1997. During this period the Company generated $2.7 million in net earnings on sales of $54.7 million.

          (ii) Then anticipated growth in the Company's core grocery business which was then estimated to lead to sales growth for fiscal year 1998 of approximately 8% for the Company's core grocery business. This projected growth over the prior year was attributable primarily to the Company's wholesale snack bar business which was then estimated to have a projected growth from fiscal year 1997 of approximately 23% for fiscal year 1998.

          (iii) Then anticipated decline in the Company's contract sales of $9.5 million or 44% from the prior year offsetting core grocery growth. The Company's largest contract customer had reduced the amount of product ordered from the Company compared to fiscal year 1997.

          (iv) Slightly higher operating margins were then projected over the six month period ending May 31, 1998 reflecting the product mix being more heavily weighted to the Company's higher margin core products.

ABN AMRO Opinion

     On March 10, 1998, ABN AMRO rendered an opinion that, as of such date, the proposed consideration to be received by the stockholders of the Company pursuant to the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, is fair to such stockholders from a financial point of view.

     THE FULL TEXT OF THE ABN AMRO OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE ABN AMRO OPINION, WAS FILED AS AN EXHIBIT TO THE SCHEDULE 14D-9 AND WAS CIRCULATED TO THE COMPANY'S STOCKHOLDERS AS ANNEX B TO THE SCHEDULE 14D-9. THE ABN AMRO OPINION SHOULD BE READ IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO PROCEDURES FOLLOWED, ASSUMPTIONS MADE AND MATTERS CONSIDERED BY ABN AMRO IN RENDERING SUCH OPINION. THE ABN AMRO OPINION WAS PREPARED FOR THE COMPANY'S BOARD OF DIRECTORS AND ADDRESSES THE FAIRNESS TO THE STOCKHOLDERS OF THE COMPANY FROM A FINANCIAL POINT OF VIEW OF THE PROPOSED CONSIDERATION TO BE RECEIVED BY SUCH STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER. THE ABN AMRO OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY COMPANY STOCKHOLDER TO TENDER THEIR SHARES PURSUANT TO THE OFFER. THE FOLLOWING SUMMARY OF EACH OF THE MATERIAL FINANCIAL ANALYSES ABN AMRO UTILIZED IN CONNECTION WITH PROVIDING THE WRITTEN ABN AMRO OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with the ABN AMRO Opinion, ABN AMRO reviewed the Merger Agreement and related documents and held discussions with certain senior officers of the Company, members of its Board of Directors, and other representatives and advisors of the Company concerning the business, operations and prospects of the Company. ABN AMRO also reviewed publicly available business and financial information relating to the Company as well as certain financial and other data provided by the Company's management. ABN AMRO also reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to: (i) current and historical market prices of the Common Stock;
(ii) the Company's financial operating data; (iii) the financial terms, to the extent publicly available, of certain recent similar transactions ABN AMRO considered relevant in evaluating the Offer and the Merger and (iv) certain financial, stock market and other publicly available information relating to other companies ABN AMRO considered relevant in evaluating the Company. ABN AMRO also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria that it deemed relevant. In rendering its opinion, ABN AMRO assumed and relied upon the accuracy and completeness of the financial and other information reviewed by it, and it did not make, obtain or assume any responsibility for independent verification of such information. In addition, ABN AMRO did not make an independent evaluation or appraisal of the Company. With respect to the financial data, ABN AMRO assumed that it was

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reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. ABN AMRO assumed that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement. In connection with ABN AMRO's engagement, ABN AMRO did not solicit indications of interest from third parties for the possible acquisition of the Company, nor did ABN AMRO recommend or determine the amount of consideration to be paid.

     The following is a brief summary (and does not purport to be a complete description) of each of the material financial analyses ABN AMRO utilized in connection with providing the written ABN AMRO Opinion. ABN AMRO obtained certain information regarding the projected net income and earnings per share ("EPS") for calendar 1998 and 1999 for the Company and the Comparable Companies (as hereinafter defined) from Zack's, a research service that compiles for public use estimates of corporate earnings prepared by various industry analysts.

     Implied Multiple and Premium Analysis. For the purpose of comparison, ABN AMRO calculated certain valuation multiples implied by the terms of the Merger Agreement based on a per Share value of $14.50 in cash. ABN AMRO calculated that the total equity value as a multiple of the Company's latest twelve months' ("LTM") net income, projected calendar 1998 net income, and projected calendar 1999 net income was 22.3x, 19.1x, and 16.5x, respectively, based on a per Share value of $14.50. ABN AMRO also calculated that the total enterprise value (defined to be total equity value plus total debt less cash and cash equivalents, also referred to as total market capitalization) as a multiple of the Company's LTM earnings before interest and taxes ("EBIT"), LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), and LTM sales was 14.1x, 7.9x and 1.0x respectively, based on a per Share value of $14.50.

     ABN AMRO also calculated the percentage premium implied by the terms of the Merger Agreement relative to the market price of the Common Stock one day, one week and four weeks prior to the announcement of the Merger. ABN AMRO calculated that the percentage premium to the market price of the Common Stock one day, one week and four weeks prior to the announcement of the Merger was 26.1%, 29.6% and 52.6%, respectively.

     Share Trading History. ABN AMRO reviewed the performance of the trading price and volume of the Common Stock for the one year period from February 28, 1997 through March 2, 1998. This examination indicated that during this period, the trading price of the Common Stock ranged from $5.75 per share to $11.63 per share. In addition, ABN AMRO reviewed the performance of the trading price and volume of the Common Stock for the three year period from March 3, 1995 through March 2, 1998. This examination indicated that during this period, the trading price of the Common Stock ranged from $5.00 per share to $12.88 per share.

     Comparable Public Company Analysis. ABN AMRO compared certain financial and operating information for the Company to the corresponding financial and operating information of private label and regional brand producers of food and other related products (the "Comparable Companies"). This group included the following companies: Chock Full O Nuts, Cott Corp., J.B. Sanfilippo & Sons, J&J Snack Foods, Nutramax Products, Perrigo Co., Riviana Foods, Inc., and Small Fry Snack Foods. ABN AMRO analyzed, among other parameters, the market price per share of common stock of each of the Comparable Companies and the Company as a multiple of LTM EPS, estimated calendar 1998 EPS, and estimated calendar 1999 EPS, and the total market capitalization as a multiple of LTM EBIT, LTM EBITDA, and LTM sales and compared these multiples to those derived from the transactions contemplated by the Merger Agreement. For the Comparable Companies, excluding outliers, an analysis of market price per share as a multiple of LTM EPS yielded a range of 12.6x to 17.9x with a mean of 15.0x; an analysis of market price per share as a multiple of estimated 1998 EPS yielded a range of 12.8x to 16.3x with a mean of 14.8x; an analysis of market price per share as a multiple of estimated 1999 EPS yielded a range of 9.6x to 14.0x with a mean of 12.8x; an analysis of total market capitalization as a multiple of LTM EBIT yielded a range of 5.7x to 12.7x with a mean of 9.1x; an analysis of total market capitalization as a multiple of LTM EBITDA yielded a range of 4.3x to 7.8x with a mean of 6.0x; and an analysis of total market capitalization as a multiple of LTM sales yielded a range of 0.5x to 1.0x with a mean of 0.7x.

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     Comparable Transactions Analysis. ABN AMRO analyzed certain information relating to the following selected transactions in the food industry (the "Comparable Transactions"): Bumble Bee Seafoods/IHF, Foodbrands America, Inc./IBP Inc., Papetti's Hygrade Egg Products, Inc./Michael Foods Inc., Ralcorp Holdings/General Mills, Lenders Bagel Bakery/Kellogg Co., Presto Food Products, Inc./Morningstar Group, Merkts Cheese Company/Morningstar Group, KPR Holdings Inc./Foodbrands America Inc., TNT Crust Inc./Foodbrands America Inc., Kraft General Foods Baking Division/CPC International, Inc., Arden International Kitchens/Schreiber Foods, Inc., Curtice-Burns Foods, Inc./Pro-Fac Cooperative, Inc., and International Multifoods Corp. Frozen Specialty Foods Division/Foodbrands America Inc. Such analysis indicated that for the Comparable Transactions, excluding outliers, total enterprise value as a multiple of LTM EBIT ranged from 7.7x to 18.6x with a mean of 11.4x; total enterprise value as a multiple of LTM EBITDA ranged from 5.6x to 9.0x with a mean of 7.5x; and total enterprise value as a multiple of LTM sales ranged from 0.4x to 1.7x with a mean of 0.8x.

     Stock Price Analysis. ABN AMRO completed a stock price analysis of the Company and calculated a range of present values based on (i) the Company's estimated EPS using a compounded annual growth rate ranging from 8% to 16% (ii) a discount rate ranging from 12% to 18% and (iii) a 14.0x price earnings ratio ("P/E") multiple for the projected Common Stock price. Using the preceding ranges, ABN AMRO calculated the equity value per share of Common Stock to range from $6.55 to $12.15. ABN AMRO also calculated a range of present values based on (i) the Company's estimated five year EPS using a compounded annual growth rate ranging from 10% to 14% (ii) using a 14% discount rate and (iii) a range of P/E multiples from 14.0x to 18.0x for the projected Common Stock price. Using the foregoing values and ranges, ABN AMRO calculated the equity value per share of Common Stock to range from $8.58 to $13.18.

     Discounted Cash Flow Analysis. ABN AMRO performed discounted cash flow analyses of the Company based on estimates of projected financial performance prepared by the Company's management for the fiscal year 1998 and for the fiscal years 1999 to 2003. In the discounted cash flow analyses, ABN AMRO calculated a range of present values of the sum of (i) the Company's estimated free cash flows for the fiscal year 1998 and the fiscal years 1999 through 2003 using discount rates ranging from 12.0% to 16.0% and (ii) the estimated terminal value in fiscal year 2003 based on a multiple of the Company's EBIT in fiscal 2003 ranging from 9.0x to 10.0x and discounted at rates ranging from 12% to 16%. Using the foregoing discounted cash flows and terminal values, ABN AMRO calculated the equity value per share of Common Stock to range from $11.17 to $14.09.

     Control Premium Analysis. ABN AMRO analyzed the percentage premiums offered in 19 public transactions within the food industry consummated since January 1992. ABN AMRO calculated the premium offered relative to the market price one day, one week and four weeks prior to the announcement date of each transaction. The analysis indicated that the mean percentage premium offered in these transactions one day, one week and four weeks prior to announcement was 22.3%, 24.8% and 31.9% respectively. The median percentage premium one day, one week and four weeks prior to the announcement was 23.5%, 26.0% and 29.1%, respectively.

     ABN AMRO also analyzed the percentage premiums offered in all cash transactions of $50 million to $250 million in size announced since January 1, 1995. ABN AMRO calculated the premium offered relative to the market price one day, one week and four weeks prior to the announcement date of each transaction. The analysis indicated that the mean percentage premium offered on these transactions one day, one week and four weeks prior to announcement was 26.5%, 31.1% and 35.3%, respectively. The median percentage premium one day, one week and four weeks prior to the announcement was 26.0%, 28.9% and 34.8%, respectively.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to practical analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the ABN AMRO Opinion. In arriving at its determination of fairness from a financial point of view, ABN AMRO considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is identical to the Company or the transactions contemplated by the Merger Agreement. The analyses were prepared for purposes of ABN AMRO's opinion provided to the Board of Directors of the

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Company as to the fairness of the consideration to be received by the Company's stockholders pursuant to the Merger Agreement from a financial point of view and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, IHF, Purchaser, Parent, ABN AMRO or any other person assumes responsibility if future results are materially different from those forecast.

     The Company has agreed to pay ABN AMRO a non-contingent financial advisory fee of $250,000 for its services as financial advisor and has agreed to indemnify ABN AMRO in certain circumstances. See Item 5 of the Schedule 14D-9.

Previous Interest in Acquisition of the Company

     In May 1996, a leveraged buyout group approached the Company and expressed an interest in acquiring all of the outstanding Common Stock of the Company in a leveraged buyout at $9.50 per share of Common Stock (the "LBO Proposal"). At a meeting of the Company's Board of Directors held on May 22, 1996, the Board discussed the LBO Proposal and whether it was in the best interests of the Company and the Company's stockholders. The directors discussed various possible approaches for valuing the Company at that time and agreed that, regardless of the valuation approach considered, the Company was worth significantly more than its then current market value of $6.50 per share. The Board, however, concluded that given the early stage of development of the Company's business plan and the unquantifiable nature of the full extent of the potential of such business plan, it would be imprudent to attempt to value the Company for sale at that time. The Company's Board of Directors ultimately concluded that it was in the best interests of the Company and its stockholders that the Company remain independent, and the Company terminated its discussions with such group.

     In July 1997, an entity engaged in the manufacture, distribution and marketing of packaged food products expressed an interest in acquiring the Company. Discussions between the Company and this suitor continued through October 1997, at which time such suitor indicated that its valuation of the Company and thus its offer price for the Company was between $11.00 and $13.00 per share. Based upon the refusal of such suitor to increase its offer price and after reviewing such proposal and the long-term prospects of the Company as an independent entity, the Company's Board of Directors determined that it was in the best interests of the Company and its stockholders that the Company remain independent, and the Company terminated its discussions with such suitor. Following the public announcement of the Merger Agreement, this suitor telephoned the Company and, in addition to discussing unrelated business matters, noted disappointment that the Company had agreed to the transaction with IHF, and such suitor indicated that it may have been interested in pursuing a transaction with the Company in the price range of the Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     (a) Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information at the end thereof:

     Bylaw Amendment. During the course of the telephonic meeting of the Company's Board of Directors held on March 10, 1998, the Board unanimously adopted an amendment to the Company's bylaws, which amendment was required to be effected pursuant to the terms of the Merger Agreement. The amendment modified
Section 7 of Article II of the Company's bylaws to conform to Section 228 of the DGCL. Prior to said amendment, the section purported to require unanimous consent in order for stockholders to act by written consent in lieu of a meeting. As amended, the section now permits action to be taken by written consent of stockholders in lieu of a meeting if a consent or consents to such action are signed by the holders of outstanding shares of Common Stock having not less than the minimum number of votes that would be necessary to authorize such actions at a meeting at which all shares entitled to vote thereon were present and voted. A copy of such bylaw amendment is filed as Exhibit 18 to this
Schedule 14D-9.

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

     Settlement of Litigation. On March 12, 1998, a complaint alleging a class action on behalf of persons who own Common Stock was filed in the Delaware Court of Chancery by attorneys for The Great Neck Capital Appreciation Investment Partnership, L.P. ("Plaintiff"), against the individuals serving as directors of the Company, the Company and IHF (the "Initial Defendants"). In substance, the complaint alleges that the Initial Defendants possess material non-public information regarding the fair value of the Company and that the Company's directors breached their fiduciary duties to the public stockholders of the Company by, among other things, failing to take adequate steps to determine the fair value of the Company, failing to investigate other potential transactions and failing to take adequate steps to maximize stockholder value. The relief sought by the Plaintiff includes an injunction against the acquisition of Shares by Purchaser, an injunction requiring that certain steps be taken to evaluate the value of the Company, an accounting for damages, and an award of costs of suit and attorneys' and experts' fees in unspecified amounts.

     On March 20, 1998, Plaintiff filed an amended complaint with the Court (the "Amended Complaint") and added Purchaser as a defendant (together with the Initial Defendants, the "Defendants"). The Amended Complaint repeats the claim that the Company's directors breached their fiduciary duties in connection with their recommendation of the transaction and alleges new claims which include, among others, the lack of certain disclosures in the Schedule 14D-9. The Amended Complaint seeks as relief, among other things, an order enjoining consummation of the proposed transaction and requiring the Company to make additional disclosures to the Company's stockholders concerning the proposed transaction.

     The Company and the Company's directors believe the allegations in the Amended Complaint are without merit. However, they also believe that this litigation could delay and cause uncertainty with respect to the acquisition of Shares in connection with the Offer and consummation of the Merger and that such delay and uncertainty are not in the best interests of the Company and the Company's stockholders. Accordingly, representatives of the Defendants entered into discussions with counsel for Plaintiff concerning a potential settlement of the action.

     The Defendants entered into an agreement in principle on March 25, 1998 with Plaintiff to settle the action. Pursuant to the agreement in principle, the Company has agreed to make the disclosures in this Amendment No. 1 to Schedule 14D-9 regarding certain financial information, the ABN AMRO Opinion, previous interest in the acquisition of the Company and the amendment to the Company's bylaws required by the Merger Agreement. In connection with the agreement in principle, Plaintiff agreed that it will refrain from further proceedings and withdraw its motion for a preliminary injunction pending approval of a final settlement agreement by the Court. Finally, pursuant to the agreement in principle, the defendants agreed not to oppose an application by plaintiff's counsel for an award of counsel fees and expenses not to exceed $200,000 in the aggregate. If the fee application is approved, such amount will be payable by the Company.

     (b) The Information Statement attached to the Schedule 14D-9 as Annex A is hereby amended by adding the following paragraph at the end of the section entitled "Security Ownership of Certain Beneficial Owners:

          On March 30, 1998, Gabelli Funds, Inc., and certain related entities and individuals filed a Schedule 13D with the SEC to report the beneficial ownership of 372,350 shares of Common Stock representing 5.43% of the Company's Common Stock outstanding as of March 10, 1998.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

Exhibit 17 Bylaws of the Company, as amended (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended May 31, 1989).
Exhibit 18    Amendment to Bylaws of the Company adopted on March 10,
              1998.
Exhibit 19 Joint Press Release dated April 2, 1998 (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-1).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRIST MILL CO., a Delaware corporation

                                          By:     /s/ GLEN S. BOLANDER
                                            ------------------------------------
                                            Name: Glen S. Bolander
                                            Title: Chief Executive Officer and
                                                   President

Dated: April 2, 1998

                                 EXHIBIT INDEX

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------
Exhibit 1*      Offer to Purchase (incorporated by reference to Exhibit
                (a)(1) to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission by IHF, Parent and Purchaser dated March 17, 1998 (the "Schedule 14D-1")).
Exhibit 2*      Letter of Transmittal (incorporated by reference to Exhibit
                (a)(2) to the Schedule 14D-1).
Exhibit 3**     Opinion of ABN AMRO dated March 10, 1998 (attached to
                Schedule 14D-9 mailed to stockholders as Annex B).
Exhibit 4*      Joint Press Release dated March 11, 1998 (incorporated by
                reference to Exhibit (a)(8) to the Schedule 14D-1).
Exhibit 5**     Letter dated March 18, 1998 from Glen S. Bolander to the
                stockholders of the Company (included with Schedule 14D-9
                mailed to stockholders).
Exhibit 6*      Agreement and Plan of Merger, dated March 10, 1998, by and among IHF, Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).
Exhibit 7*      Stockholder Agreement dated March 10, 1998, among Purchaser,
                Parent, the Company and the Selling Stockholder
                (incorporated by reference to Exhibit (c)(2) to the Schedule
                14D-1).
Exhibit 8*      Form of Option Surrender Agreement, Release and Waiver dated
                March 10, 1998, among the Company and holders of options to acquire shares of the Company's Common Stock (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).
Exhibit 9*      Employment and Noncompetition Agreement dated March 10,
                1998, between IHF and the Selling Stockholder (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1).
Exhibit 10*     Confidentiality Agreement dated as of February 2, 1998,
                between IHF and the Company (incorporated by reference to
                Exhibit (c)(5) to the Schedule 14D-1).
Exhibit 11*     Confidentiality Agreement dated as of February 9, 1998,
                between IHF and the Company (incorporated by reference to
                Exhibit (c)(6) to the Schedule 14D-1).
Exhibit 12*     Standstill Agreement dated as of March 10, 1998, between IHF and the Company (incorporated by reference to Exhibit (c)(7)
                to the Schedule 14D-1).
Exhibit 13*     Employment Agreement dated January 10, 1990, between the
                Company and Glen S. Bolander (incorporated by reference to
                Exhibit 10(d) to the Company's Annual Report on Form 10-K
                for the fiscal year ended May 31, 1994).
Exhibit 14*     Amendment No. 1 to Employment Agreement dated October 1993, between the Company and Glen S. Bolander (incorporated by
                reference to Exhibit 10(e) to the Company's Annual Report on
                Form 10-K for the fiscal year ended May 31, 1994).
Exhibit 15*     Employment Agreement effective June 4, 1994, between the
                Company and Ronald K. Zuckerman (incorporated by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K
                for the fiscal year ended May 31, 1994).
Exhibit 16*     Amendment No. 1 to Employment Agreement dated June 3, 1997, between the Company and Ronald K. Zuckerman (incorporated by reference to Exhibit 10(i) to the Company's Annual Report on
                Form 10-K for the fiscal year ended May 31, 1997).
Exhibit 17*     Bylaws of the Company, as amended (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K
                for the year ended May 31, 1989).
Exhibit 18+     Amendment to Bylaws of the Company adopted on March 10,
                1998.
Exhibit 19*     Joint Press Release dated April 2, 1998 (incorporated by
                reference to Exhibit (a)(10) to the Schedule 14D-1).

-------------------------
 * Incorporated by reference

** Previously filed

 + Filed herewith